Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal the Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands)
Earnings:
Net loss	$(794)	$(2,991)	$(72,650)	(28,867)	$(131,957)
Add: Fixed charges	1	3	5	53	—
Earnings as defined	(793)	(2,988)	(72,645)	(28,814)	(131,957)
Fixed charges — Interest expense	1	3	5	53	—
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)          For purposes of computing the ratio of earnings to fixed charges earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense.  Earnings were insufficient to cover fixed charges by (all amounts in thousands) $793 in 2004, $2,988 in 2005, $72,645 in 2006, $28,814 in 2007, and $131,957 in 2008.